Constellium N.V.

Tupolevlaan 41-61

1119 NW Schiphol-Rijk

The Netherlands

May 22, 2013

VIA EDGAR

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Constellium N.V.

Registration Statement on Form F-1

File No. 333-188556

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Constellium N.V. (the “Registrant”) hereby requests that the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-188556) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 p.m. EST on May 22, 2013, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew J. Nussbaum at (212) 403-1269 or Karessa L. Cain at (212) 403-1128 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Constellium N.V.

By:	/s/ Jeremy Leach
Name:	Jeremy Leach
Title:	Vice President and Group General Counsel

cc:	Wachtell, Lipton, Rosen & Katz
Andrew J. Nussbaum
Karessa L. Cain

May 22, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Constellium N.V.
Registration Statement No. 333-188556 on Form F-1

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that we, as representatives of the underwriters, hereby join with Constellium N.V.’s request for acceleration of the effective date of the above-captioned registration statement to 5:00 p.m. Eastern Time, on Wednesday, May 22, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of Constellium N.V.’s preliminary prospectus, dated May 13, 2013, through the date hereof:

8,800 hard copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934.

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Sincerely,

GOLDMAN, SACHS & CO. DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES LLC

On behalf of themselves and as representatives of the several underwriters

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Name:	Charles Park
Title:	Managing Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Frank Windels
Name:	Frank Windels
Title:	Managing Director

By:	/s/ Benjamin K. Marsh
Name:	Benjamin K. Marsh
Title:	Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Bell Contente
Name:	Bell Contente
Title:	Managing Director